                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    871508107
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                                 (CUSIP Number)

            Paul W. Zeller, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100
    ------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 26, 2000
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                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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


  CUSIP No. 871508107.............................
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
1.       Names of Reporting Persons.         Reliance Financial Services Corporation

         I.R.S. Identification Nos. of above persons (entities only).     51-0113548


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)....................................................................................

                (b)....................................................................................
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3.       SEC Use Only..................................................................................
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4.       Source of Funds (See Instructions)


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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                X

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6.       Citizenship or Place of Organization

                Delaware

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Number of            7.         Sole Voting Power       9,559,370
                     ----------------------------------------------------------------------------------
Shares Bene-
Ficially by          8.         Shared Voting Power
                     ----------------------------------------------------------------------------------
Owned by Each
Reporting            9.         Sole Dispositive Power  9,559,370
                     ----------------------------------------------------------------------------------
Person With
                     10.      Shared Dispositive Power
-------------------- ----------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    9,559,370
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)........................

                                        7%
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14.      Type of Reporting Person (See Instructions)

              .............................................HC..........................................
              .........................................................................................
              .........................................................................................

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

ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation
("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the " Security") listed on the cover of this Schedule 13D.

ITEM 2.  Identity and Background.

Item 2 is amended to read in its entirety as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance
Financial owns all of the outstanding stock of Reliance Insurance Company
("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries (the "Reliance Insurance Group") underwrite a broad range of commercial line property and casualty insurance and also underwrite personal automobile coverage. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:





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

                                                                  Position with Reliance Financial and
Name and Business Address                                         Principal Occupation
-------------------------                                         --------------------
Saul P. Steinberg
Reliance Group Holdings, Inc.                                     Chairman of the Board of Directors, Reliance Financial
Park Avenue Plaza                                                 and RGH.
New York, New York 10055

Robert M. Steinberg                                               Vice  Chairman of the Board of Directors, Reliance
Reliance Group Holdings, Inc.                                     Financial and RGH.
Park Avenue Plaza
New York, New York 10055

George R. Baker                                                   President, Chief Executive Officer and Director,
Reliance Group Holdings, Inc.                                     Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

George E. Bello                                                   Executive Vice President, Controller and Director,
Reliance Group Holdings, Inc.                                     Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Lowell C. Freiberg                                                Executive Vice President, Chief Financial Officer and
Reliance Group Holdings, Inc.                                     Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Howard E. Steinberg                                               Executive Vice President, Chief of Corporate
Reliance Group Holdings, Inc.                                     Operations, and Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


Dennis J. O'Leary                                                 Senior Vice President--Taxes,
Reliance Group Holdings, Inc.                                     Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                                                 Senior Vice President--Group
Reliance Group Holdings, Inc.                                     Controller, Reliance Financial
Park Avenue Plaza                                                 and RGH.
New York, New York 10055

Bruce L. Sokoloff                                                 Senior Vice President--
Reliance Group Holdings, Inc.                                     Administration, Reliance
Park Avenue Plaza                                                 Financial and RGH.
New York, New York 10055

James E. Yacobucci                                                Senior Vice President--
Reliance Insurance Company                                        Investments and Director,
Park Avenue Plaza                                                 Reliance Financial, RGH and RIC.
New York, New York 10055

Paul W. Zeller                                                    Senior Vice President,
Reliance Group Holdings, Inc.                                     General Counsel and Corporate Secretary,
Park Avenue Plaza                                                 Reliance Financial and RGH.
New York, New York 10055

Dr. Thomas P. Gerrity                                             Director, Reliance Financial
The Wharton School                                                and RGH; Professor of Management,  the Wharton School of
University of Pennsylvania                                        the University of Pennsylvania.
3205 Steinberg Hall- Dietrich Hall
Philadelphia, PA 19104


Jewell J. McCabe                                                   Director, Reliance Financial
211 East 70th Street, #30F                                         and RGH.; President and Chief Executive Officer,  Jewell
New York, New York 10020                                           Jackson   McCabe   Associates,   a  consulting   company
                                                                   specializing in strategic planning and communications.

Irving Schneider                                                   Director, Reliance Financial
Helmsley-Spear, Inc.                                               and RGH; Co-Chairman and Chief
60 East 42nd Street                                                Operating Officer, Helmsley-Spear, Inc., a real estate
New York, New York 10165                                           management corporation.

Bernard L. Schwartz                                                Director, Reliance Financial
Loral Space & Communications Ltd.                                  and RGH; Chairman of the Board, Chief Executive
600 Third Avenue                                                   Officer, Loral Space & Communications Ltd., a
New York, New York 10016                                           high-technology company concentrating on
                                                                   satellite-based services, Chairman of the Board and
                                                                   Chief Executive Officer, Globalstar Telecommunications,
                                                                   Ltd.

Richard E. Snyder                                                  Director, Reliance Financial and RGH; Chairman and Chief
Golden Books Family                                                Executive Officer of Golden Books Family Entertainment,
Entertainment, Inc.                                                Inc., a publisher of children's books.
888 Seventh  Avenue
New York, New York 10106

Bruce E. Spivey                                                    Director, Reliance Financial and RGH; Until May 2000,
One Beekman Place                                                  President and Chief Executive Officer, Columbia-Cornell
New York, New York 10022                                           Care LLC, the physician organization of the clinical
                                                                   faculties of the medical schools of Columbia and Cornell
                                                                   Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

ITEM 5.  Interest in Securities of the Issuer.

Below is a list of sales of Securities beneficially owned by Reliance Financial which were made since the most recent filing on Schedule 13D. As of the date hereof, 9,559,370 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 7% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

Below is a list of sales of Securities beneficially owned by Reliance Financial since the most recent filing on Schedule 13D, all of which were accomplished through ordinary brokerage transactions:

                                                Number of    Price
Date        Company                               Shares   Per Share
----        -------                               ------   ---------

3/14/00     United Pacific Insurance Company       5,000    99.5000
3/16/00     United Pacific Insurance Company       1,800    95.4375
3/16/00     United Pacific Insurance Company      23,200    95.1875
 5/2/00     United Pacific Insurance Company       8,700    56.9375
 5/2/00     United Pacific Insurance Company         100    56.6875
 5/2/00     United Pacific Insurance Company       1,000    56.6250
 5/2/00     United Pacific Insurance Company       9,700    56.5000
 5/2/00     United Pacific Insurance Company      30,500    56.2500
 5/3/00     United Pacific Insurance Company      14,100    54.5000
 5/4/00     United Pacific Insurance Company         400    55.0625
 5/4/00     United Pacific Insurance Company       2,100    55.1875
 5/4/00     United Pacific Insurance Company       9,500    55.0000
 5/4/00     United Pacific Insurance Company       5,500    54.8750
 5/4/00     United Pacific Insurance Company       9,000    55.3125
 5/4/00     United Pacific Insurance Company       4,200    55.1250
 5/4/00     United Pacific Insurance Company         600    55.5000
 5/4/00     United Pacific Insurance Company         400    55.7500
 5/4/00     United Pacific Insurance Company       2,000    55.5625
 5/4/00     United Pacific Insurance Company       4,400    55.4375
 5/4/00     United Pacific Insurance Company       4,200    54.7500
 5/4/00     United Pacific Insurance Company         400    55.6250
 5/4/00     United Pacific Insurance Company       4,200    53.8125
 5/4/00     United Pacific Insurance Company       4,100    54.1250
 5/4/00     United Pacific Insurance Company      37,500    54.0000
 5/4/00     United Pacific Insurance Company      91,200    53.6250
 5/4/00     United Pacific Insurance Company       1,600    53.6875
 5/4/00     United Pacific Insurance Company       4,600    53.7500
 5/4/00     United Pacific Insurance Company       7,700    53.8750
 5/4/00     United Pacific Insurance Company       7,200    53.9375
 5/5/00     United Pacific Insurance Company         100    54.2500
 5/5/00     United Pacific Insurance Company       5,400    54.0000
5/19/00     United Pacific Insurance Company      14,900    42.8750
5/19/00     United Pacific Insurance Company         100    44.3750
5/19/00     United Pacific Insurance Company       2,500    42.2500
5/19/00     United Pacific Insurance Company     153,700    42.0000
5/19/00     United Pacific Insurance Company       9,000    43.7500
5/19/00     United Pacific Insurance Company      12,200    43.6250
5/22/00     United Pacific Insurance Company      34,100    44.2500
5/22/00     United Pacific Insurance Company       7,000    44.3125
5/22/00     United Pacific Insurance Company       8,900    43.7500
5/22/00     United Pacific Insurance Company       5,000    42.3750
5/22/00     United Pacific Insurance Company      10,000    42.0000
5/22/00     United Pacific Insurance Company       6,700    41.0000
5/22/00     United Pacific Insurance Company         800    41.1250
5/22/00     United Pacific Insurance Company       3,000    41.2500
5/22/00     United Pacific Insurance Company         800    41.3125
5/22/00     United Pacific Insurance Company         500    41.1875
5/22/00     United Pacific Insurance Company         800    39.1875
5/22/00     United Pacific Insurance Company      36,800    39.0000
5/22/00     United Pacific Insurance Company       6,100    39.3125
5/22/00     United Pacific Insurance Company       1,500    39.5625
5/22/00     United Pacific Insurance Company       7,500    39.6875
5/22/00     United Pacific Insurance Company       2,000    39.8125
5/22/00     United Pacific Insurance Company       3,000    39.8750
5/22/00     United Pacific Insurance Company      23,500    40.0625
5/22/00     United Pacific Insurance Company       2,500    39.6250

5/22/00     United Pacific Insurance Company        15,100    40.0000
5/22/00     United Pacific Insurance Company         9,000    40.5625
5/22/00     United Pacific Insurance Company         8,200    40.3125
5/22/00     United Pacific Insurance Company         4,400    39.1250
5/22/00     United Pacific Insurance Company         2,800    39.3750
5/23/00     Reliance National Indemnity Company      3,000    40.2500
5/23/00     Reliance National Indemnity Company      5,200    40.3750
5/23/00     Reliance National Indemnity Company      2,500    40.6250
5/23/00     Reliance National Indemnity Company     14,900    40.1250
5/23/00     Reliance National Indemnity Company      2,100    40.0625
5/23/00     Reliance National Indemnity Company     22,500    39.7500
5/23/00     Reliance National Indemnity Company     35,300    39.9375
5/23/00     Reliance National Indemnity Company     29,200    40.0000
5/23/00     Reliance National Indemnity Company     50,100    39.8750
5/23/00     Reliance National Indemnity Company     10,000    40.5000
5/23/00     Reliance National Indemnity Company        300    40.8125
5/23/00     Reliance National Indemnity Company      3,100    40.7500
5/23/00     Reliance National Indemnity Company      5,000    40.5625
5/23/00     Reliance National Indemnity Company      1,600    40.1875
5/25/00     Reliance National Indemnity Company      5,000    41.7500
5/25/00     Reliance National Indemnity Company     10,000    41.5000
5/25/00     Reliance National Indemnity Company      5,500    41.1250
5/25/00     Reliance National Indemnity Company     17,500    41.6250
5/25/00     Reliance National Indemnity Company        200    41.4375
5/25/00     Reliance National Indemnity Company      8,500    41.2500
5/25/00     Reliance National Indemnity Company      9,500    41.0000
5/25/00     Reliance National Indemnity Company        300    41.3125
5/25/00     Reliance National Indemnity Company      6,000    41.3750
5/25/00     Reliance National Indemnity Company      2,800    41.8750
5/25/00     Reliance National Indemnity Company      5,300    42.0000
5/25/00     Reliance National Indemnity Company      1,700    42.2500
5/25/00     Reliance National Indemnity Company        500    41.6875
5/26/00     United Pacific Insurance Company        14,500    40.7500
5/26/00     United Pacific Insurance Company         8,000    40.5000
5/26/00     United Pacific Insurance Company         1,500    40.6250
5/26/00     United Pacific Insurance Company         7,380    40.3125
5/26/00     Reliance National Indemnity Company     11,220    40.3125
5/26/00     Reliance National Indemnity Company     26,300    40.2500
5/26/00     Reliance National Indemnity Company     42,500    40.0000
5/26/00     Reliance National Indemnity Company     35,100    40.1250
5/26/00     Reliance National Indemnity Company      1,800    40.4375
5/26/00     Reliance National Indemnity Company      1,700    40.3750
5/30/00     Reliance National Indemnity Company     30,000    40.6250
5/30/00     Reliance National Indemnity Company     20,000    40.8750
5/30/00     Reliance National Indemnity Company      2,700    41.3750
5/30/00     Reliance National Indemnity Company      2,300    41.2500
5/30/00     Reliance National Indemnity Company        400    41.5000
5/30/00     Reliance National Indemnity Company    124,900    42.5000
5/30/00     Reliance National Indemnity Company      2,500    42.2500
5/30/00     Reliance National Indemnity Company        200    42.5625
5/30/00     Reliance National Indemnity Company      1,800    42.3125
5/30/00     Reliance National Indemnity Company     52,800    42.0000
5/30/00     Reliance National Indemnity Company     10,100    42.0625
5/30/00     Reliance National Indemnity Company    123,900    43.0000
5/30/00     Reliance National Indemnity Company     29,300    43.0625
5/30/00     Reliance National Indemnity Company      7,200    42.9375
5/30/00     Reliance National Indemnity Company     13,000    43.8750
5/30/00     Reliance National Indemnity Company      1,200    43.7500


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5/30/00     Reliance National Indemnity Company     61,200    42.7500
5/30/00     Reliance National Indemnity Company        700    42.4375
5/30/00     Reliance National Indemnity Company      2,400    43.5000
5/30/00     Reliance National Indemnity Company      3,100    43.3750
5/30/00     Reliance National Indemnity Company      1,100    43.3125
5/30/00     Reliance National Indemnity Company     14,400    43.1250
5/30/00     Reliance National Indemnity Company      2,100    43.2500
5/30/00     Reliance National Indemnity Company        400    43.6250
5/30/00     Reliance National Indemnity Company      2,600    43.4375
5/30/00     Reliance National Indemnity Company      1,100    43.5625
5/30/00     Reliance National Indemnity Company      1,600    43.1875
5/30/00     Reliance National Indemnity Company        200    42.8750
5/30/00     Reliance National Indemnity Company        200    42.6875
5/31/00     Reliance National Indemnity Company     32,160    42.7500
5/31/00     Reliance National Indemnity Company      5,500    43.0000
5/31/00     Reliance National Indemnity Company      2,500    42.8750
5/31/00     Reliance National Indemnity Company        800    42.9375
5/31/00     Reliance National Indemnity Company      4,200    43.0625
5/31/00     Reliance National Indemnity Company     13,700    43.1875
5/31/00     Reliance National Indemnity Company      2,000    44.0000
5/31/00     Reliance National Indemnity Company      4,100    43.8125
5/31/00     Reliance National Indemnity Company      4,500    43.8750
5/31/00     Reliance National Indemnity Company      2,700    44.1250
5/31/00     Reliance National Indemnity Company        600    43.7500
5/31/00     Reliance National Indemnity Company      1,200    42.8125
5/31/00     Reliance National Indemnity Company      7,500    42.6250
5/31/00     Reliance National Indemnity Company      6,800    42.6875
5/31/00     Reliance National Indemnity Company      6,400    43.6875
5/31/00     Reliance National Indemnity Company     18,600    43.4375

To the best knowledge of Reliance Financial, Mr. Lowell C. Freiberg beneficially owns 145,684 shares of the Security (74,529 of which are based upon the assumed exercise of stock options beneficially owned by him), representing approximately
 .11% of the Securities outstanding and Mr. Saul P. Steinberg beneficially owns 16,875 shares of the Security (based upon the assumed exercise of stock options beneficially owned by him), representing less than .01% of the Securities outstanding. Each of Mr. Freiberg and Mr. Steinberg has sole voting and dispositive power over the shares of the Security owned by him. To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security.

To Reliance Financial's knowledge, none of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.

         SIGNATURE
         ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2000


                                    RELIANCE FINANCIAL SERVICES CORPORATION

                                    By: /s/  James E. Yacobucci
                                        -------------------------------------
                                            James E. Yacobucci
                                            Senior Vice President-Investments